DISTRIBUTION PLAN OF

THE ALGER ETF TRUST

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), this Rule 12b-1 Plan (the “Plan”) has been adopted for The Alger ETF Trust (the “Trust”) with respect to each of its series listed on Schedule A hereto, as such Schedule may be amended in writing from time to time (each, a “Fund”), by a majority of the members of the Trust’s Board of Trustees (the “Board”), and separately by a majority of the members who are not “interested persons” of the Trust, as such term is defined in the Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), at a meeting called for the purpose of voting on this Plan.

1. Shareholder Services and Distribution Expenses. Under the Plan, Fred Alger & Company, LLC (“Alger LLC”), each Fund’s distributor, will be paid by the Trust, on behalf of each Fund, a distribution and/or service (12b-1) fee (the “12b-1 Fee”) computed at an annual rate of up to 0.25% of the average daily net assets of a Fund, and such fee will be charged only to the shareholders of the applicable Fund. Subject to the limitations described below, the 12b-1 Fee will be used by Alger LLC for expenses incurred in the promotion and distribution of the Funds, as well as to provide compensation for ongoing servicing and/or maintenance of shareholder accounts. Compensation for expenses incurred in the promotion and distribution of the Funds may be used to finance any activity which is primarily intended to result in the sale of the Funds including, but not limited to, expenses of organizing and conducting sales seminars, advertising programs, printing prospectuses, statements of additional information (and supplements thereto) and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, overhead, supplemental payments to dealers and other institutions as asset-based sales charges or as payments of commissions or service fees by Alger LLC, and the costs of administering the Plan. Compensation for expenses incurred in providing ongoing servicing and/or maintenance of shareholder accounts may be used to cover an allocable portion of overhead and other Alger LLC and selected dealer office expenses related to the servicing and/or maintenance of shareholder accounts, and payments by Alger LLC to persons, including Alger LLC employees, who respond to inquiries of shareholders of the Funds regarding their ownership of shares or their accounts with the Funds or who provide other similar services not otherwise required to be provided by the Trust’s investment manager, transfer agent, administrator, authorized participant representative or other agent of the Trust. To the extent that amounts paid hereunder to and retained by Alger LLC are not used specifically to reimburse Alger LLC for any such expense, such amounts may be treated as compensation for Alger LLC’s shareholder services and distribution-related services. All amounts expended pursuant to the Plan shall be paid to Alger LLC and are the legal obligation of the Trust and not Alger LLC.

2. Periodic Reporting. Alger LLC shall prepare reports for the Board on a quarterly basis showing amounts paid pursuant to this Plan and any other related agreement, the purpose for such expenditure, and such other information as from time to time shall be reasonably requested by the Board.

3. Continuance. This Plan shall continue in effect with respect to each Fund indefinitely, provided that such continuance is approved at least annually in accordance with the requirements of the Act.

4. Additional Funds. The Plan shall become effective with respect to Funds not currently listed on Schedule A hereto upon obtaining the requisite approvals with respect to such Funds in accordance with Sections 3 and 6 hereto.

5. Termination. This Plan may be terminated with respect to a Fund at any time without penalty by vote of a majority of the Independent Trustees or by vote of the majority of the outstanding shares of the Fund.

6. Amendment. This Plan may not be amended to materially increase the amount payable for distribution to Alger LLC by the Trust without the vote of a majority of the outstanding shares of each Fund. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and separately by a majority of the Independent Trustees, cast in person at a meeting called for such purpose.

7. Related Agreements. Any agreement related to this Plan shall be in writing and shall provide:

a. That such agreement may be terminated with respect to a Fund at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding shares of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b. that such agreement shall terminate automatically in the event of its assignment.

8.	Governance Standards. So long as this Plan is in effect, the Trust will comply with the provisions of Rule 12b-1(c) under the Act.

9. Recordkeeping. The Trust will preserve copies of this Plan, all related agreements, and all reports made pursuant to Paragraph 2 above for a period of not less than six (6) years from the date of this Plan or any such agreement or report, as the case may be, the first two (2) years in an easily accessible place.

10. Limitation of Liability. Any obligation of the Trust hereunder shall be binding only upon the assets of the Trust and shall not be binding on any trustee, officer, employee, agent, or shareholder of the Trust. Neither the authorization of any action by the trustees or shareholders of the Trust nor the adoption of the Plan on behalf of the Trust shall impose any liability upon any trustees or upon any shareholder.

11. Definitions. The terms “interested person,” “vote of a majority of the outstanding voting securities” and “assignment” shall have the meanings set forth in the Act and the rules and regulations thereunder.

Dated December 17, 2024

Schedule A

Alger 35 ETF

Alger AI Enablers & Adopters ETF

Alger Concentrated Equity ETF

Alger Mid Cap 40 ETF

Alger Weatherbie Enduring Growth ETF

Alger Russell Innovation ETF